UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
(Full title of the Plan)

_________________________________________

CVS CAREMARK CORPORATION
(Name of issuer of the securities held pursuant to the plan)

One CVS Drive
Woonsocket, RI 02895
(Address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
YEARS ENDED DECEMBER 31, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

The Administrative Subcommittee of
The 401(k) Plan and the Employee Stock Ownership
Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying Statements of Net Assets Available for Benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies as of December 31, 2013 and 2012, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 30, 2014

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value (Note 3):
Cash	$658	$6,147
Common collective trust funds (Note 2 (b))	987,889,778	1,065,954,378
Guaranteed investment contracts (Note 2 (b))	87,608,383	170,146,150
Synthetic guaranteed investment contract (Note 2 (b))	110,251,396	-
Pooled Accounts (Note 2 (b))	-	299,274,485
Security-backed investment contracts (Note 2 (b))	230,363,172	-
Mutual funds (Note 2 (b))	4,054,498,837	3,054,510,135
Common stock (Note 2 (b))	1,956,115,313	1,438,111,678

Total investments	7,426,727,537	6,028,002,973
Receivables:
Interest and dividends (Note 2 (g))	2,618,963	2,325,807
Employer contributions (Note 1 (c))	7,565,118	6,842,130
Notes receivable from participants (Note 4)	176,155,139	164,553,975
Total receivables	186,339,220	173,721,912

Total assets at fair value	7,613,066,757	6,201,724,885

Liabilities:
Accrued expenses and other liabilities	11,031,136	10,010,925

Total liabilities	11,031,136	10,010,925

Net assets available for benefits at fair value	7,602,035,621	6,191,713,960

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,053,649)	(15,587,294)

Net assets available for benefits	$7,597,981,972	$6,176,126,666

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Investment activity:
Interest and dividend income (Note 2 (g))	$120,514,388	$117,026,104
Transfer into (out of) plan assets (Note 1 (a))	10,358,784	(241,000)
Realized and unrealized gains (losses) (Notes 3 and 5)	1,266,304,120	502,427,625
Total investment activity	1,397,177,292	619,212,729

Contributions:
Employer contributions (Note 1 (c))	205,507,806	165,902,980
Employee contributions (Note 1 (c))	342,008,237	273,478,224
Rollovers	15,452,524	9,368,308
Total contributions	562,968,567	448,749,512

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	523,864,582	382,920,425
Administrative expenses (Note 1 (g))	14,425,971	13,283,224
Total deductions	538,290,553	396,203,649

Net increase in net assets for the year before transfers	1,421,855,306	671,758,592

CareSave Plan assets transferred in (Note 1 (a))	—	675,081,688
Net increase in net assets for the year	1,421,855,306	1,346,840,280

Net assets beginning of the year	6,176,126,666	4,829,286,386

Net assets end of the year	$7,597,981,972	$6,176,126,666

See accompanying notes to financial statements.

 THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 1 - Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                 Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed a plan administrator (the “Administrator”) and trustees (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2009, the Benefit Plans Committee further named an Administrative Subcommittee and an Investment Subcommittee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

Effective December 31, 2012, the CareSave 401(k) Retirement Savings Plan was merged into the Plan. The CareSave 401(k) Retirement Savings Plan (“CareSave”) was the defined contribution plan established in 1998 by Caremark Rx, L.L.C. to provide benefits to eligible Caremark employees, not otherwise eligible to participate in this Plan. Caremark employees who were eligible to participate in the CareSave plan on or before December 31, 2012 became eligible to participate in the Plan effective January 1, 2013. The merger resulted in a transfer of assets with a value of $675,081,688 into the Plan on December 31, 2012, which have been included in the Statement of Net assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

(b)                     Eligibility Continued

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”));

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85%, as a whole percentage or dollar amount, of the eligible compensation that would otherwise be due to them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Code; whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $17,500 and $17,000 for 2013 and 2012, respectively.

On a quarterly basis, the Company matches in cash 100% up to 5% of eligible pre-tax compensation contributed, up to an annual maximum per employee of $12,750 and $12,500 for 2013 and 2012, respectively.

All employees at least age 50 in the calendar year that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 for 2013 and 2012.

(d)                     Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

 (e)                      Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a non-forfeitable right to (1) their accounts upon retirement, death or disability, and (2) any elective deferrals described in Note 1(c).

(f)                        Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not to exceed the participant's expected lifetime.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

(g)                      Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2013 and 2012. Trustee’s fees were paid by the Plan for 2013 and 2012.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Cash forfeitures for 2013 and 2012 were $38,632 and $14,162, respectively. There were no cash forfeitures restored to participants upon resumption of employment in 2013 or 2012. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by the plan. Participants may modify investment elections daily thereafter. The Plan’s investments are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds, security-backed investment contracts, common collective trusts and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and U.S. Bond Index Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500”), Morgan Stanley Capital International (“MSCI”) All Countries World Index excluding the United States (“ACWI EX US”) Index, and the Russell 2000 Index.

Conservative Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund

The Institutional Vanguard Index Fund seeks to replicate the total return of the S&P 500 by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

CVS Caremark Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

The American Funds New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

This fund is co-managed by Columbia, Mellon Capital Management and Barrow Hanley and seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (“RVI”).

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund Institutional Shares seeks to provide investors inflation protection and income consistent with investments in inflation-indexed securities. This fund invests primarily in high-quality inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the MSCI ACWI EX US Index.

International Equity Index Fund

The Vanguard Developed Markets Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe and the Pacific region.

Large Cap Growth Fund

This fund is co-managed by Columbus Circle, T. Rowe Price and Mellon Capital Management and seeks long-term growth of capital through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.

Moderate Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

The Vanguard® ExplorerTM Fund AdmiralTM Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks.

Small Cap Value Fund

This fund is co-managed by Dimensional Fund Advisors and Wells Capital. This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies, which are believed to offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Value Index.

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds provide. The fund’s investments consist of cash, highly rated insurance company contracts (guaranteed investment contracts (“GICs” and “synthetic GICs”)), security-backed investment contracts and bank investment contracts (common collective trusts (“CCTs”)).

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Fund Institutional Plus Shares seeks to generate returns that track the performance of the Barclays Capital Aggregate Bond Index and will maintain a dollar-weighted average maturity consistent with that of the index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes the application of accrual accounting.
(b)                      Investment Valuation

The value of the investments held at December 31, 2013 and 2012 is based on their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The fair value of most of the Plan’s common collective trust funds represents the net asset value of the underlying investments.

The Plan invests in fully benefit-responsive GICs and synthetic GICs, certain fully benefit-responsive Common Collective Trusts (“CCTs”), fully benefit-responsive security-backed investment contracts, and fully benefit-responsive insurance company separate accounts. Security-backed contracts are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets. In the case of insurance company separate accounts, the portfolio underlying the contract is maintained by the issuer, but segregated from general account assets. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)                      Benefits Paid

Distribution of benefits are recorded when paid.

(d)                        Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                     Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(g)                      Investment Income

Dividend and interest income is recorded when earned.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

CCT funds: Valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs and Synthetic GICs: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations, and adjusting for the credit-worthiness of the issuer, if necessary. The discount rates range from 0.41% to 1.84% and from 0.05% to 5.56% as of December 31, 2013 and 2012, respectively.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

Security-backed investment contracts:  Valued on the basis of the cumulative fair value of the underlying securities, collective funds, and wrapper contracts. Valuations for securities are furnished by independent pricing services, which determine valuations for normal institutional-size trading units of such securities using methods based on market transactions and various relationships, generally recognized by institutional traders, between securities (which includes consideration of such factors as security prices, yields, maturities and ratings). Valuation of collective funds are based on the number of units held multiplied by the net asset value of the fund.  Valuations for wrapper contracts are calculated as the present value of the difference between the current wrapper fee and the contracted wrapper fee. Both the fees and discount rate used to calculate the present value are observable inputs.

Pooled separate accounts: Valued at the NAV of shares held by the plan at year end. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

Mutual funds: Valued at the NAV of shares held by the plan at year end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The market value of CVS Caremark Common Stock was $71.57 and $48.35 per share at December 31, 2013 and 2012, respectively.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

		Investments at estimated fair value at December 31, 2013
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$658	$—	$—	$658
Common collective trust funds	—	987,889,778	—	987,889,778
Guaranteed investment contracts	—	—	87,608,383	87,608,383
Synthetic guaranteed investment contract	—	110,251,396	—	110,251,396
Security-backed investment contracts	—	—	230,363,172	230,363,172
Mutual funds:				0
Small cap equity	498,997,618	—	—	498,997,618
Mid cap equity	354,600,384	—	—	354,600,384
Large cap equity	1,048,884,028	—	—	1,048,884,028
International	1,184,855,220	—	—	1,184,855,220
Bond	967,161,587	—	—	967,161,587
Total mutual funds	4,054,498,837	—	—	4,054,498,837
Common stock:
Small cap equity	128,463,543	—	—	128,463,543
Large cap equity	845,678,307	—	—	845,678,307
CVS Caremark Common Stock Fund	981,973,463	—	—	981,973,463
Total common stock	1,956,115,313	—	—	1,956,115,313
Total investments	$6,010,614,808	$1,098,141,174	$317,971,555	$7,426,727,537

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

		Investments at estimated fair value at December 31, 2012
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$6,147	$—	$—	$6,147
Common collective trust funds	—	1,065,954,378	—	1,065,954,378
Guaranteed investment contracts	—	—	170,146,150	170,146,150
Pooled separate accounts	—0	299,274,485	—	299,274,485
Mutual funds:				0
Small cap equity	304,978,480	—	—	304,978,480
Mid cap equity	198,388,968	—	—	198,388,968
Large cap equity	782,464,094	—	—	782,464,094
International	901,455,269	—	—	901,455,269
Bond	867,223,324	—	—	867,223,324
Total mutual funds	3,054,510,135	—	—	3,054,510,135
Common stock:
Small cap equity	87,565,436	—	—	87,565,436
Large cap equity	652,812,519	—	—	652,812,519
CVS Caremark Common Stock Fund	697,733,723	—	—	697,733,723
Total common stock	1,438,111,678	—	—	1,438,111,678
Total investments	$4,492,627,960	$1,365,228,863	$170,146,150	$6,028,002,973

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013 and 2012.

	Level 3 Assets Year Ended December 31,
	2013	2012
Balance, beginning of year	$170,146,150	$242,024,341
Unrealized gains/(losses) relating to instruments still held at the reporting date	193,337	(20,722,111)
Purchases	230,363,172	45,782,204
Sales	(82,731,104)	(96,938,284)
Balance, end of year	$317,971,555	$170,146,150

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan. Primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years. Participants may have two loans outstanding at any time. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2013 and 2012, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a common collective trust fund. This common collective trust fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2013 and 2012, the Plan’s investments, including investments purchased, sold, as well as held during the year appreciated in fair value as follows:

Asset Category	2013	2012
Common collective trust funds	$56,764,264	$10,405,449
Mutual funds	627,068,855	285,447,670
Common stock	582,471,001	206,574,506
	$1,266,304,120	$502,427,625

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 17, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the
IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2013 and 2012, certain Plan investments are investment funds managed by The Bank of New York Mellon and The Principal Trust Company. The Bank of New York Mellon is the Trustee as of December 31, 2013. The Bank of New York Mellon and The Principal Trust Company are the Trustees as of December 31, 2012, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$7,597,981,972	$6,176,126,666
Adjustment from contract value to fair value for certain fully benefit responsive
investment contracts	4,566,563	15,587,294
Net assets available for benefits per the Form 5500	$7,602,548,535	$6,191,713,960

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

2013
Total additions per the financial statements	$1,949,787,075
Add: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2013	4,566,563
Less: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2013	(15,587,294)
Total income per the Form 5500	$1,938,766,344

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

Note 10 - Investments

The following table presents investments of the Plan at fair value that represent 5% or more of the total fair value of the Plan’s assets.

	2013	2012
Vanguard Institutional Index Fund, Institutional Plus Shares	$1,048,884,028	$696,529,081
CVS Caremark Corporation Common Stock	983,476,435	699,218,067
Vanguard Developed Markets Index Fund, Institutional Plus Shares	492,900,191	367,571,884
Vanguard Total Bond Market Fund, Institutional Plus Shares	472,771,885	359,657,646
PIMCO Total Return Fund Institutional Class	459,099,397	383,849,489
Templeton Foreign Equity Series-Primary Shares Fund	441,863,482	—
EB Temporary Investment Fund II	—	538,850,429

Note 11 – Investment Contracts with Insurance Companies

The Plan invests in fully benefit-responsive GICs. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The Plan also invests in fully benefit-responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2013 and 2012

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposit or redeem investments in security-backed investment contracts, with the issuer's consent, for portfolio reallocation as part of the ongoing management of Plan assets. No deposits may be made to a GIC contract. Except for benefit responsive participant withdrawals, no redemptions may be made to a GIC contract other than any payments scheduled in the contract before the maturity date.

Average Yields for GICs and security-backed investment contracts	2013	2012
Based on actual earnings	1.2%	1.3%
Based on interest rate credited to participants	1.1%	1.3%

SUPPLEMENTAL SCHEDULE

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
International Equity Fund	19,448,217		Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$441,863,482

Core Equity Fund	6,196,149		Vanguard Institutional Index Fund, Institutional Plus Shares	Mutual Fund	1,048,884,028

Small Cap Growth Fund	2,337,586		Vanguard Explorer Fund, Admiral Shares	Mutual Fund	224,758,934

Small Cap Index Fund	2,684,602		Vanguard Small Cap Index Fund, Institutional Shares	Mutual Fund	141,505,365

Mid Cap Index Fund	2,389,974		Vanguard Mid Cap Index Fund, Institutional Plus Shares	Mutual Fund	354,600,384

International Equity Index Fund	4,123,653		Vanguard Developed Markets Fund, Institutional Plus Shares	Mutual Fund	492,900,191

U.S. Bond Index Fund	44,770,065		Vanguard Total Bond Market Fund, Institutional Plus Shares	Mutual Fund	472,771,885

Inflation-Protected Bond Fund	3,403,115		Vanguard Inflation-Protected Securities Fund, Institutional Shares	Mutual Fund	35,290,302

Diversified Bond Fund	42,946,623		PIMCO Total Return Fund Institutional Class	Mutual Fund	459,099,397

Global Equity Fund	6,656,682		American Funds New Perspective Fund	Mutual Fund	250,091,547

CVS Caremark Common Stock Fund	13,720,462	*	CVS Caremark Common Stock	CVS Caremark Corporation Common Stock	981,973,465
	16,414,384	*	EB Temporary Investment Fund II	Common Collective Trust Fund	16,414,384
			CVS Caremark Common Stock Fund Subtotal		$998,387,849

	5,070,014	*	EB Temporary Investment Fund II	Common Collective Trust Fund	$5,070,014

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
Stable Value Fund				Separately Managed Fund

			ING Life Insurance Co.	Guaranteed Investment Contract (“GIC”)
	10,493,852		1.84%, due 5/12/2014		$10,493,852
			Metropolitan Life Ins. Co.
	10,335,330		1.31%, due 6/20/2014	GIC	10,335,330
	10,301,647		1.33%, due 10/3/2014	GIC	10,301,647
			New York Life Ins. Co.
	9,109,238		0.7%, due 9/30/2014	GIC	9,109,238
	7,084,137		0.6%, due 1/3/2014	GIC	7,084,137
			Principal Life Ins. Co.
	10,287,413		1.34%, due 9/30/2014	GIC	10,287,413
	5,125,608		1.25%, due 10/1/2014	GIC	5,125,608
	5,098,677		1.14%, due 12/14/2014	GIC	5,098,677
			Protective Life Insurance Co.
	9,113,972		1.10%, due 5/8/2015	GIC	9,113,972
			United of Omaha Life Insurance Co.
	10,347,195		1.35%, due 3/30/2014	GIC	10,347,195

	1,186,417		Metropolitan Life Ins Co, 1.41%	Security-backed investment contract	120,801,419

	54,908		Massachusetts Mutual Life Ins., 1.84%	Security-backed investment contract	55,256,103

	53,591		Massachusetts Mutual Life Ins., 0.93%	Security-backed investment contract	55,129,878

	9,186,192		Prudential Life Insurance Co., 1.21%	Synthetic GIC	110,251,396

	162,557,676		Wells Fargo Stable Value Fund D	Common Collective Trust Fund	166,296,503
	161,074,427		Putnam Stable Value Fund	Common Collective Trust Fund	162,201,948
	279,041,344	*	EB Temporary Investment Fund II	Common Collective Trust Fund	279,041,344

			Stable Value Fund Subtotal		$1,036,275,660

Small Cap Value Fund			Wells Capital Management and Dimensional Fund Advisors, Small Cap Value Fund	Separately Managed Fund
	67,550		ENERGY XXI BERMUDA LTD	Common Stock	$1,827,903
	25,542		ESSENT GROUP LTD	Common Stock	614,541
	99,500		AERCAP HOLDINGS N V SHS	Common Stock	3,815,825

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	158,400	AMN HEALTHCARE SERVICES INC	Common Stock	2,328,480
	43,550	ATMI INC	Common Stock	1,315,646
	65,000	ABERCROMBIE & FITCH CO	Common Stock	2,139,150
	106,650	ASCENA RETAIL GROUP INC	Common Stock	2,256,714
	106,550	ASSOCIATED BANC-CORP	Common Stock	1,853,970
	185,800	AVID TECHNOLOGY INC	Common Stock	1,514,270
	91,100	BERRY PLASTICS GROUP INC	Common Stock	2,167,269
	66,138	BIG LOTS INC	Common Stock	2,135,596
	17,800	BIO-RAD LABORATORIES INC	Common Stock	2,200,258
	38,450	CATHAY GENERAL BANCORP	Common Stock	1,027,769
	28,550	CHARLES RIVER LABORATORIES INT	Common Stock	1,514,292
	104,150	CHICO'S FAS INC	Common Stock	1,962,186
	49,850	COMMONWEALTH REIT	Common Stock	1,162,004
	117,000	CUBESMART	Common Stock	1,864,980
	31,900	DSW INC	Common Stock	1,363,087
	54,900	DANA HOLDING CORP	Common Stock	1,077,138
	119,500	DEAN FOODS CO	Common Stock	2,054,205
	73,050	DIEBOLD INC	Common Stock	2,411,381
	72,700	E*TRADE FINANCIAL CORP	Common Stock	1,427,828
	45,450	EMCOR GROUP INC	Common Stock	1,928,898
	120,801	EVERTEC INC	Common Stock	2,978,953
	89,750	FLOWERS FOODS INC	Common Stock	1,926,933
	74,500	FORUM ENERGY TECHNOLOGIES INC	Common Stock	2,105,370
	80,300	GENERAL COMMUNICATION INC	Common Stock	895,345
	46,050	HANCOCK HOLDING CO	Common Stock	1,689,114
	72,687	HARSCO CORP	Common Stock	2,037,417
	65,350	HELIX ENERGY SOLUTIONS GROUP I	Common Stock	1,514,813
	61,500	HUDSON PACIFIC PROPERTIES INC	Common Stock	1,345,005
	27,026	IDEX CORP	Common Stock	1,995,870

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	50,300	INFORMATICA CORP	Common Stock	$2,087,450
	45,952	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	2,192,370
	74,000	INTERNATIONAL RECTIFIER CORP	Common Stock	1,929,180
	14,750	J&J SNACK FOODS CORP	Common Stock	1,306,703
	142,000	JABIL CIRCUIT INC	Common Stock	2,476,480
	34,750	JONES LANG LASALLE INC	Common Stock	3,558,053
	160,682	KAR AUCTION SERVICES INC	Common Stock	4,748,153
	52,950	KORN/FERRY INTERNATIONAL	Common Stock	1,383,054
	32,700	LANDSTAR SYSTEM INC	Common Stock	1,878,615
	57,250	HERMAN MILLER INC	Common Stock	1,690,020
	45,250	OASIS PETROLEUM INC	Common Stock	2,125,393
	730,650	OFFICE DEPOT INC	Common Stock	3,865,139
	110,500	PENNYMAC MORTGAGE INVESTMENT T	Common Stock	2,537,080
	268,900	PIKE CORPORATION	Common Stock	2,842,273
	18,600	PLANTRONICS INC	Common Stock	863,970
	132,000	REDWOOD TRUST INC	Common Stock	2,556,840
	154,050	RESOURCES CONNECTION INC	Common Stock	2,207,537
	67,350	SCHAWK INC	Common Stock	1,001,495
	52,310	SILGAN HOLDINGS INC	Common Stock	2,511,926
	65,800	SIX FLAGS ENTERTAINMENT CORP	Common Stock	2,422,756
	39,900	STERIS CORP	Common Stock	1,917,195
	64,154	TCF FINANCIAL CORP	Common Stock	1,042,503
	95,550	TAYLOR MORRISON HOME CORP	Common Stock	2,145,098
	55,275	TETRA TECH INC	Common Stock	1,546,595
	14,500	TEXAS INDUSTRIES INC	Common Stock	997,310
	414,800	TREASURY WINE ESTATES LTD	Common Stock	1,783,640
	134,550	UMPQUA HOLDINGS CORP	Common Stock	2,575,287
	31,700	UNITED STATIONERS INC	Common Stock	1,454,713
	131,050	VERIFONE SYSTEMS INC	Common Stock	3,514,761

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	24,650		WABTEC CORP/DE	Common Stock	$1,830,756
	85,150		WALTER ENERGY INC	Common Stock	1,416,045
	49,600		WESTAR ENERGY INC	Common Stock	1,595,632
	67,000		ZIONS BANCORPORATION	Common Stock	2,007,320
	5,829,307		DFA US TARGETED VALUE I FUND	Mutual Fund	132,733,319
			Cash	Cash	—
	7,685,284	*	EB Temporary Investment Fund II	Common Collective Trust Fund	7,685,942

			Small Cap Value Fund Subtotal		$268,882,804

Growth & Income Fund			Columbia Management, Mellon Large Cap Value, and Barrow, Hanley, Mewhinney & Strauss, Growth & Income Fund	Separately Managed Fund
	735,000		AES CORP/THE	Common Stock	$10,664,850
	294,500		ALTRIA GROUP INC	Common Stock	11,305,855
	23,100		AMERICAN EXPRESS CO	Common Stock	2,095,863
	51,500		AMERICAN INTERNATIONAL GROUP I	Common Stock	2,629,075
	19,200		AMERIPRISE FINANCIAL INC	Common Stock	2,208,960
	105,000		ANADARKO PETROLEUM CORP	Common Stock	8,328,600
	670,000		APPLIED MATERIALS INC	Common Stock	11,852,300
	1,022,200		BANK OF AMERICA CORP	Common Stock	15,915,654
	100,000		BAXTER INTERNATIONAL INC	Common Stock	6,955,000
	47,500		BP PLC	Common Stock	2,308,975
	245,000		BRISTOL-MYERS SQUIBB CO	Common Stock	13,021,750
	67,400		CA INC	Common Stock	2,268,010
	67,400		CAPITAL ONE FINANCIAL CORP	Common Stock	5,163,514
	30,200		CARDINAL HEALTH INC	Common Stock	2,017,662
	58,800		CARNIVAL CORP	Common Stock	2,361,996
	43,500		CHEVRON CORP	Common Stock	5,433,585
	22,200		CIGNA CORPORATION COM	Common Stock	1,942,056
	30,300		CIT GROUP INC	Common Stock	1,579,539
	300,950		CITIGROUP INC	Common Stock	15,682,505
	133,800		CONOCOPHILLIPS	Common Stock	9,452,970
	59,500		COSTCO WHOLESALE CORP	Common Stock	7,081,095
	99,400		CRH PLC	Common Stock	2,539,670
	280,000		CSX CORP	Common Stock	8,055,600

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	21,000	*	CVS CAREMARK CORP	Common Stock	$1,502,970
	26,600		DAIMLER AG	Common Stock	2,323,244
	45,700		DELPHI AUTOMOTIVE PLC	Common Stock	2,747,941
	36,700		DISCOVER FINANCIAL SERVICES	Common Stock	2,053,365
	92,300		E*TRADE FINANCIAL CORP	Common Stock	1,812,772
	32,200		EATON CORP PLC	Common Stock	2,451,064
	167,200		EI DU PONT DE NEMOURS & CO	Common Stock	10,862,984
	24,500		EMERSON ELECTRIC CO	Common Stock	1,719,410
	126,000		FAIRCHILD SEMICONDUCTOR INTERN	Common Stock	1,682,100
	101,400		FIFTH THIRD BANCORP	Common Stock	2,132,442
	181,100		FIRST NIAGARA FINANCIAL GROUP	Common Stock	1,923,282
	260,000		FREEPORT-MCMORAN COPPER & GOLD	Common Stock	9,812,400
	220,000		GAP INC/THE	Common Stock	8,597,600
	85,600		GENERAL DYNAMICS CORP	Common Stock	8,179,080
	61,900		GENERAL MOTORS CO	Common Stock	2,529,853
	35,400		HANESBRANDS INC	Common Stock	2,487,558
	118,300		HONEYWELL INTERNATIONAL INC	Common Stock	10,809,071
	100,000		HUMANA INC	Common Stock	10,322,000
	20,700		ILLINOIS TOOL WORKS INC	Common Stock	1,740,456
	104,300		INTERNATIONAL GAME TECHNOLOGY	Common Stock	1,894,088
	18,350		ITT CORP	Common Stock	796,757
	24,500		JOHNSON & JOHNSON	Common Stock	2,243,955
	34,600		JOY GLOBAL INC	Common Stock	2,023,754
	218,200		JPMORGAN CHASE & CO	Common Stock	12,760,336
	410,000		JUNIPER NETWORKS INC	Common Stock	9,253,700
	64,900		KBR INC	Common Stock	2,069,661
	170,000		LOWE'S COS INC	Common Stock	8,423,500
	241,900		MARATHON OIL CORP	Common Stock	8,539,070
	80,000		MARATHON PETROLEUM CORP	Common Stock	7,338,400
	40,400		MEDTRONIC INC	Common Stock	2,318,556
	28,100		MERCK & CO INC	Common Stock	1,406,405
	140,000		METLIFE INC	Common Stock	7,548,800
	52,500		MICROCHIP TECHNOLOGY INC	Common Stock	2,349,375
	64,000		MICROSOFT CORP	Common Stock	2,395,520
	275,000		MORGAN STANLEY	Common Stock	8,624,000
	27,700		NATIONAL OILWELL VARCO INC	Common Stock	2,202,981
	144,500		NEW YORK COMMUNITY BANCORP INC	Common Stock	2,434,825

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	46,700	NOBLE CORP PLC	Common Stock	$1,749,849
	100,000	NORDSTROM INC	Common Stock	6,180,000
	22,700	OCCIDENTAL PETROLEUM CORP	Common Stock	2,158,770
	44,400	OMNICARE INC	Common Stock	2,679,984
	34,714	PENTAIR LTD	Common Stock	2,696,236
	144,500	PEOPLE'S UNITED FINANCIAL INC	Common Stock	2,184,840
	71,622	PFIZER INC	Common Stock	2,193,782
	97,100	PHILIP MORRIS INTERNATIONAL IN	Common Stock	8,460,323
	29,400	PNC FINANCIAL SERVICES GROUP I	Common Stock	2,280,852
	36,000	PRAXAIR INC	Common Stock	4,681,080
	91,000	PRUDENTIAL FINANCIAL INC	Common Stock	8,392,020
	32,900	RAYTHEON CO	Common Stock	2,984,030
	31,400	ROCKWOOD HOLDINGS INC	Common Stock	2,258,288
	61,500	ROYAL CARIBBEAN CRUISES LTD	Common Stock	2,916,330
	34,500	SANOFI	Common Stock	1,850,235
	46,800	SEADRILL LTD	Common Stock	1,922,076
	144,300	SLM CORP	Common Stock	3,792,204
	26,100	SPX CORP	Common Stock	2,599,821
	25,000	STANLEY BLACK & DECKER INC	Common Stock	2,017,250
	16,500	STATE STREET CORP	Common Stock	1,210,935
	29,000	TARGET CORP	Common Stock	1,834,830
	56,200	TEXAS INSTRUMENTS INC	Common Stock	2,467,742
	62,700	TYCO INTERNATIONAL LTD SHS	Common Stock	2,573,208
	335,000	TYSON FOODS INC	Common Stock	11,209,100
	60,000	UNION PACIFIC CORP	Common Stock	10,080,000
	64,000	UNITED TECHNOLOGIES CORP	Common Stock	7,283,200
	31,700	UNITEDHEALTH GROUP INC	Common Stock	2,387,010
	310,000	UNUM GROUP	Common Stock	10,874,800
	220,000	VALERO ENERGY CORP	Common Stock	11,088,000
	44,700	VERIZON COMMUNICATIONS INC	Common Stock	2,196,558
	41,400	VODAFONE GROUP PLC	Common Stock	1,627,434

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	25,900		WALGREEN CO	Common Stock	$1,487,696
	26,800		WELLPOINT INC	Common Stock	2,476,052
	268,400		WELLS FARGO & CO	Common Stock	12,185,360
	190,000		WILLIAMS COS INC/THE	Common Stock	7,328,300
	868,860		Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	158,099,731
	537,191	*	EB Temporary Investment Fund II	Common Collective Trust Fund	1,134,796

			Growth & Income Fund Subtotal		$632,721,081

Large Cap Growth Fund			TRowe Price, Columbus Circle and Mellon Large Cap Growth, Large Cap Growth Fund	Separately Managed Fund
	1,500		3M CO	Common Stock	$210,375
	500		ACCENTURE PLC	Common Stock	41,110
	23,000		ACTAVIS PLC	Common Stock	3,864,000
	500		AETNA INC	Common Stock	34,295
	400		AIRGAS INC	Common Stock	44,740
	16,500		AKAMAI TECHNOLOGIES INC	Common Stock	778,470
	14,300		ALEXION PHARMACEUTICALS INC	Common Stock	1,902,758
	10,000		ALLERGAN INC/UNITED STATES	Common Stock	1,110,800
	3,200		ALLIANCE DATA SYSTEMS CORP	Common Stock	841,376
	36,881		AMAZON.COM INC	Common Stock	14,707,774
	48,100		AMERICAN EXPRESS CO	Common Stock	4,364,113
	44,400		AMERICAN TOWER CORP	Common Stock	3,544,008
	9,300		AMERIPRISE FINANCIAL INC	Common Stock	1,069,965
	1,300		AMERISOURCEBERGEN CORP	Common Stock	91,403
	23,130		APPLE INC	Common Stock	12,978,474
	900		AUTODESK INC	Common Stock	45,297
	16,400		BAIDU INC/CHINA	Common Stock	2,917,232
	1,800		BECTON DICKINSON AND CO	Common Stock	198,882
	39,212		BIOGEN IDEC INC	Common Stock	10,969,557
	51,000		BOEING CO/THE	Common Stock	6,960,990
	146,200		BOSTON SCIENTIFIC CORP	Common Stock	1,757,324
	35,800		BRISTOL-MYERS SQUIBB CO	Common Stock	1,902,770
	3,500		CABOT OIL & GAS CORP	Common Stock	135,660
	500		CAMERON INTERNATIONAL CORP	Common Stock	29,765
	22,332		CANADIAN PACIFIC RAILWAY LTD	Common Stock	3,379,278
	3,800		CARDINAL HEALTH INC	Common Stock	253,878
	2,400		CARNIVAL CORP	Common Stock	96,408

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	21,700	CELGENE CORP	Common Stock	$3,666,432
	4,200	CHIPOTLE MEXICAN GRILL INC	Common Stock	2,237,676
	7,200	CITIGROUP INC	Common Stock	375,192
	700	CITRIX SYSTEMS INC	Common Stock	44,275
	23,500	CME GROUP INC	Common Stock	1,843,810
	18,500	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	1,868,130
	72,800	COMCAST CORP	Common Stock	3,783,052
	7,100	CONCHO RESOURCES INC/MIDLAND T	Common Stock	766,800
	3,100	CONSTELLATION BRANDS INC	Common Stock	218,178
	5,100	COSTCO WHOLESALE CORP	Common Stock	606,951
	7,100	COVIDIEN PLC	Common Stock	483,510
	29,293	CREE INC	Common Stock	1,832,863
	33,500	CROWN CASTLE INTERNATIONAL COR	Common Stock	2,459,905
	13,600	CTRIP.COM INTERNATIONAL LTD	Common Stock	674,832
	70,700	DANAHER CORP	Common Stock	5,458,040
	156,378	DELTA AIR LINES INC	Common Stock	4,295,704
	77,545	DISCOVER FINANCIAL SERVICES	Common Stock	4,338,643
	30,600	DISCOVERY COMMUNICATIONS INC	Common Stock	2,566,116
	9,000	DOLLAR TREE INC	Common Stock	507,780
	38,000	EBAY INC	Common Stock	2,085,820
	22,400	ECOLAB INC	Common Stock	2,335,648
	1,700	EOG RESOURCES INC	Common Stock	285,328
	13,400	EQT CORP	Common Stock	1,203,052
	39,591	ESTEE LAUDER COS INC/THE	Common Stock	2,981,994
	4,800	EXPRESS SCRIPTS HOLDING CO	Common Stock	337,152
	102,191	FACEBOOK INC	Common Stock	5,585,760
	15,100	FASTENAL CO	Common Stock	717,401
	10,400	FEDEX CORP	Common Stock	1,495,208
	19,000	FISERV INC	Common Stock	1,121,950
	19,493	FLEETCOR TECHNOLOGIES INC	Common Stock	2,283,995
	9,400	FLOWSERVE CORP	Common Stock	741,002
	6,300	FMC CORP	Common Stock	475,398
	600	FMC TECHNOLOGIES INC	Common Stock	31,326
	8,300	FOSSIL GROUP INC	Common Stock	995,502
	33,300	FRANKLIN RESOURCES INC	Common Stock	1,922,409
	92,900	GENERAL MOTORS CO	Common Stock	3,796,823
	175,393	GILEAD SCIENCES INC	Common Stock	13,180,784

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	200	GOLDMAN SACHS GROUP INC/THE	Common Stock	$35,452
	15,466	GOOGLE INC	Common Stock	17,332,901
	7,600	GREEN MOUNTAIN COFFEE ROASTERS	Common Stock	574,408
	71,000	HALLIBURTON CO	Common Stock	3,603,250
	18,500	HARLEY-DAVIDSON INC	Common Stock	1,280,940
	500	HENRY SCHEIN INC	Common Stock	57,130
	90,118	HERTZ GLOBAL HOLDINGS INC	Common Stock	2,579,177
	9,000	HILTON WORLDWIDE HOLDINGS INC	Common Stock	200,250
	70,296	HOME DEPOT INC/THE	Common Stock	5,788,173
	12,200	HONEYWELL INTERNATIONAL INC	Common Stock	1,114,714
	2,800	IHS INC	Common Stock	335,160
	5,400	INTERCONTINENTALEXCHANGE GROUP	Common Stock	1,214,568
	300	INTUIT INC	Common Stock	22,896
	53,700	INVESCO LTD	Common Stock	1,954,680
	3,500	JB HUNT TRANSPORT SERVICES INC	Common Stock	270,550
	58,947	JOHNSON CONTROLS INC	Common Stock	3,023,981
	300	JPMORGAN CHASE & CO	Common Stock	17,544
	800	JUNIPER NETWORKS INC	Common Stock	18,056
	13,000	KANSAS CITY SOUTHERN	Common Stock	1,609,790
	17,100	L BRANDS INC	Common Stock	1,057,635
	24,782	LAM RESEARCH CORP	Common Stock	1,349,380
	102,838	LAS VEGAS SANDS CORP	Common Stock	8,110,833
	1,800	LENNAR CORP	Common Stock	71,208
	1,500	LIBERTY GLOBAL PLC	Common Stock	133,485
	18,734	LINKEDIN CORP	Common Stock	4,062,093
	37,100	LOWE'S COS INC	Common Stock	1,838,305
	4,600	LULULEMON ATHLETICA INC	Common Stock	271,538
	23,600	LYONDELLBASELL INDUSTRIES NV	Common Stock	1,894,608
	11,200	MARRIOTT INTERNATIONAL INC/DE	Common Stock	552,832
	9,500	MARSH & MCLENNAN COS INC	Common Stock	459,420
	119,600	MASCO CORP	Common Stock	2,723,292
	13,841	MASTERCARD INC	Common Stock	11,563,602
	38,495	MCKESSON CORP	Common Stock	6,213,093
	39,571	MICHAEL KORS HOLDINGS LTD	Common Stock	3,212,769
	8,900	MONSANTO CO	Common Stock	1,037,295
	4,700	MONSTER BEVERAGE CORP	Common Stock	318,519

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	102,600	MORGAN STANLEY	Common Stock	$3,217,536
	3,600	NETFLIX INC	Common Stock	1,325,412
	82,468	NIKE INC	Common Stock	6,485,284
	51,334	NOBLE ENERGY INC	Common Stock	3,496,359
	6,800	NORTHERN TRUST CORP	Common Stock	420,852
	25,900	OCCIDENTAL PETROLEUM CORP	Common Stock	2,463,090
	19,800	OCWEN FINANCIAL CORP	Common Stock	1,097,910
	13,000	O'REILLY AUTOMOTIVE INC	Common Stock	1,673,230
	5,500	PEPSICO INC	Common Stock	456,170
	3,300	PERRIGO CO PLC	Common Stock	506,418
	109,998	PFIZER INC	Common Stock	3,369,239
	15,439	PHARMACYCLICS INC	Common Stock	1,633,137
	37,961	PIONEER NATURAL RESOURCES CO	Common Stock	6,987,481
	19,875	PPG INDUSTRIES INC	Common Stock	3,769,493
	16,400	PRAXAIR INC	Common Stock	2,132,492
	15,800	PRECISION CASTPARTS CORP	Common Stock	4,254,940
	47,600	PROCTER & GAMBLE CO/THE	Common Stock	3,875,116
	8,100	PVH CORP	Common Stock	1,101,762
	70,787	QUALCOMM INC	Common Stock	5,255,935
	4,200	RALPH LAUREN CORP	Common Stock	741,594
	18,329	RANGE RESOURCES CORP	Common Stock	1,545,318
	12,800	RED HAT INC	Common Stock	717,312
	12,842	REGENERON PHARMACEUTICALS INC	Common Stock	3,534,632
	7,200	ROPER INDUSTRIES INC	Common Stock	998,496
	11,800	ROSS STORES INC	Common Stock	884,174
	52,400	SAFEWAY INC	Common Stock	1,706,668
	39,800	SALESFORCE.COM INC	Common Stock	2,196,562
	15,000	SCHLUMBERGER LTD	Common Stock	1,351,650
	21,698	SERVICENOW INC	Common Stock	1,215,305
	12,200	SHERWIN-WILLIAMS CO/THE	Common Stock	2,238,700
	390,700	SIRIUS XM HOLDINGS INC	Common Stock	1,363,543
	100,700	SLM CORP	Common Stock	2,646,396
	10,400	SOFTBANK CORP	Common Stock	455,624
	18,152	SPLUNK INC	Common Stock	1,246,498
	31,700	ST JUDE MEDICAL INC	Common Stock	1,963,815
	107,690	STARBUCKS CORP	Common Stock	8,441,819
	24,000	STARWOOD HOTELS & RESORTS WORL	Common Stock	1,906,800

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	21,400	STATE STREET CORP	Common Stock	1,570,546
	7,000	STRYKER CORP	Common Stock	525,980
	34,500	TD AMERITRADE HOLDING CORP	Common Stock	1,057,080
	2,800	TESLA MOTORS INC	Common Stock	421,064
	6,434	THE PRICELINE GROUP INC/THE	Common Stock	7,478,882
	19,900	THERMO FISHER SCIENTIFIC INC	Common Stock	2,215,865
	3,600	TIFFANY & CO	Common Stock	334,008
	14,500	TRACTOR SUPPLY CO	Common Stock	1,124,910
	5,600	TRIMBLE NAVIGATION LTD	Common Stock	194,320
	3,000	TRIPADVISOR INC	Common Stock	248,490
	24,400	TWENTY FIRST CENTURY FOX INC	Common Stock	858,392
	3,900	TWITTER INC	Common Stock	248,235
	10,800	UNION PACIFIC CORP	Common Stock	1,814,400
	30,200	UNITED CONTINENTAL HOLDINGS IN	Common Stock	1,142,466
	7,200	UNITED TECHNOLOGIES CORP	Common Stock	819,360
	7,800	UNITEDHEALTH GROUP INC	Common Stock	587,340
	12,200	US BANCORP	Common Stock	492,880
	40,888	VALEANT PHARMACEUTICALS INTERN	Common Stock	4,800,251
	400	VERTEX PHARMACEUTICALS INC	Common Stock	29,720
	4,000	VF CORP	Common Stock	249,360
	36,473	VISA INC	Common Stock	8,121,808
	5,400	WABTEC CORP/DE	Common Stock	401,058
	8,500	WALT DISNEY CO/THE	Common Stock	649,400
	12,366	WHIRLPOOL CORP	Common Stock	1,939,731

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	23,300		WHOLE FOODS MARKET INC	Common Stock	$1,347,439
	16,100		WORKDAY INC	Common Stock	1,338,876
	1,400		WW GRAINGER INC	Common Stock	357,588
	10,300		WYNN RESORTS LTD	Common Stock	2,000,363
	20,399		YELP INC	Common Stock	1,406,511
			Cash	Cash	658
	1,562,616		Mellon Capital Management Large Cap Growth Stock Fund	Common Collective Trust Fund	185,973,801
	6,207,036	*	EB Temporary Investment Fund II	Common Collective Trust Fund	5,971,317

			Large Cap Growth Fund Subtotal		$564,137,529

		*	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	176,155,139

			Total Assets Held in the Plan		$7,603,395,591

*Party-in-interest
**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where current value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 30, 2014	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP